Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA ● ASIA PACIFIC ● EUROPE	+1 312 853 2071 mheinz@sidley.com

September 24, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Thomas Jones
Jay Ingram Heather Clark Martin James

Re:	Hennessy Capital Investment Corp. VI

Amendment No. 6 to Registration Statement on Form S-1

Filed September 22, 2021

File No. 333-254062

Ladies and Gentlemen:

On behalf of Hennessy Capital Investment Corp. VI (the “Company”), we respond in this letter to the comment of the staff (the “Staff”’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 24, 2021 (the “Letter”). For ease of reference, the numbered paragraph below corresponds to the numbered comment in the Letter, with the Staff’s comment presented in bold font type.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission

September 24, 2021

Amendment No. 6 to Registration Statement on Form S-1 filed September 22, 2021

Dilution, page 72

1.	We note that your pro forma net tangible book value at June 30, 2021 would have been a deficit of $(30,677,000). Please reconcile this with your statement on page 70 that you cannot redeem public shares in the amount that would cause your tangible assets to be less than $5,000,001.

Response: The Company respectfully advises the Staff that pro forma net tangible book value is a calculation derived from the amounts used in the Company’s pro forma accounting presentation, including the Company’s pro forma stockholders’ equity, and is reduced by pro forma temporary equity. The Company’s charter prohibition against redeeming or repurchasing shares of the Company if it would cause the net tangible assets of the Company to be less than $5,000,000, however, uses “net tangible assets” as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 3a51-1(g)(1) of the Exchange Act defines “net tangible assets” as total assets less intangible assets and liabilities, which calculation does not include the Company’s stockholders’ equity and is not reduced by temporary equity, as it is not a liability. Furthermore, pro forma net tangible book value reflects the pro forma effects of the proposed offering in accordance with Item 506 of Regulation S-K, whereas the Company’s $5,000,000 net tangible asset requirement in its proposed charter is only relevant in connection with a redemption, which under proposed charter would only occur in connection with an extension proposal or business combination proposal.

If you have any questions regarding the foregoing, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Daniel J. Hennessy, Hennessy Capital Investment Corp. VI